Alexander M. Donaldson
adonaldson@wyrick.com

November 4, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Ruairi Regan

Re:	Nephros, Inc. Preliminary Proxy Statement on Schedule 14A Filed on October 1, 2010 File No. 001-32288

Dear Mr. Regan:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 28, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Proposal No. 2, page 5

1.
Here and elsewhere in your document, as appropriate, please expand your disclosure to describe briefly the role Lambda Investors had in determining the terms of the rights offering.  We note, for example, the disclosure in the section entitled “Determination of Offering Price” on page 38 of your registration statement on Form S-1 that was also filed on October 1, 2010.

The requested disclosure has been added on page 5.

2.
We note your statement in the fifth paragraph of this section that you have filed a registration statement relating to the securities to be issued in the rights offering, that securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.  Please expand to state that the registration statement has not yet become effective and to provide the name and address of a person or persons from whom a written prospectus for the rights offering meeting the requirements of section 10 of the Securities Act of 1933 (other than a free writing prospectus as defined in Rule 404 of the Securities Act).

Division of Corporation Finance
November 4, 2010

The requested disclosure has been added on page 6.

3.
Please expand to disclose that, if the rights offering is fully subscribed, Lambda Investors will own 67.2% of your outstanding common stock, as disclosed on page 47 of the registration statement on Form S-1.

The requested disclosure has been added on pages 6 and 32.

4.
We note your disclosure in the third paragraph that in the rights offering, the subscription price per unit will be $.02.  Please expand to disclose the market price of your common stock at the time the subscription price for the units was determined.

The requested disclosure has been added on page 5.

Nephros respectfully submits that the foregoing discussion is appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Nephros also has revised the proxy statement to update various data, such as meeting and record dates, the beneficial ownership table and other information, to more recent dates, as found in the notice and on pages 1, 4, 5, 9, 12-14, 19-21, 25, 28-29, 32 and 34.

*   *   *   *   *

On behalf of Neprhos, we acknowledge that:

•	Nephros is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nephros may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson

cc:           Mr. Gerald J. Kochanski